

Mail Stop 3561

February 16, 2018

<u>Via E-mail</u>
Campbell J. Jones
President and Chief Executive Officer
Unimin Corporation
258 Elm Street
New Canaan, Connecticut 06840

     Re: **Unimin Corporation**
              Draft Registration Statement on Form S-4
              Submitted January 23, 2018
              CIK No. 0001722287

Dear Mr. Jones:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Outside Front Cover Page of the Prospectus</u>

1. Please disclose the amount of securities offered. See Item 1 of Form S-4 and Item 501(b)(2) of Regulation S-K.

2. Please disclose on the cover page that the cash portion of the merger consideration is estimated to be $0.74 per share of Fairmount Santrol common stock.

3. Please disclose on the cover page that at the time of the special meeting, Fairmount Santrol stockholders will not know or be able to determine the value of the combined company common stock they would receive at the effective time of the merger. Also disclose whether Fairmount Santrol's stockholders will know at the time of their vote the

number of Unimin shares that they will receive. State the time period anticipated between the vote and the effective time.

Questions and Answers, page 1

Q: What will Fairmount Santrol stockholders receive if the Merger is completed?, page 2

4. Please describe the exchange ratio formula in this section and explain how it is designed to provide the Fairmount Santrol stockholders with 35% of Unimin's shares of common stock.

5. Please provide the estimated exchange ratio of Unimin's shares of common stock for each share of Fairmount Santrol common stock estimated to be outstanding at the closing of the merger. Describe any assumptions made in calculating the estimated exchange ratio.

6. Please state the fully diluted Fairmount Santrol share number as of a recent date and disclose whether you expect this number to materially change at the closing of the merger.

Summary Historical and Pro Forma Earnings per Share Information, page 47

Comparative Historical and Unaudited Pro Forma Combined per Share Information, page 115

Comparative per Share Market Price Information, page 116

7. Please also present equivalent pro forma per share data and equivalent per share market value information for Fairmount Santrol as required by Item 3(f) and (g) of Form S-4.

Unaudited Pro Forma Combined Financial Statements, page 106

Unaudited Pro Forma Combined Balance Sheet, page 107

8. Please revise to disclose separately common stock par value, authorized, issued and outstanding for Unimin, Fairmount Santrol and Unimin pro forma.

Note 5: Pro Forma Adjustments, page 112

Adjustment N, page 113

9. Please revise to disclose the computation of pro forma interest expense including the interest rate on the anticipated term loan. Also, tell us how you arrived at the interest rate used and concluded it was factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Background of the Merger, page 125

10. We note your disclosure regarding the presentations made by the financial advisor. Please supplementally provide us with copies of any materials, such as board books, used in the presentations to the Fairmount Santrol board. We may have additional comments after reviewing these materials.

11. We note your disclosure on page 128 that the Business Combination Group undertook a "process of identifying the most relevant preliminary valuation methodologies, validating the assumptions underlying those methodologies, and forming a preliminary counterproposal to Sibelco regarding the relative valuation of Fairmount Santrol and Unimin." Please describe the material methodologies and underlying assumptions used by the Business Combination Group in negotiating the merger consideration.

U.S. Federal Income Taxation of the Mergers, page 185

12. Please disclose tax counsel's conclusion regarding the material federal tax consequences. For guidance, please see Section III.B of Staff Legal Bulletin No. 19 (CF).

13. Please state in the filing that you will recirculate and resolicit if the condition to receive the tax opinion is waived and the change in tax consequences is material. For guidance, please see Section III.D.3 of Staff Legal Bulletin No. 19 (CF).

Role of Compensation Consultants, page 232

14. We note your consideration of benchmarking data in determining executive compensation. Please identify the peer companies you use and clarify how you assess general comparability.

Unimin's Reserves, page 267

15. We note your disclosure on page 268 referencing recoverable reserves and in-placed material. Please clarify if your mineral reserves are disclosed prior to or after the application of your estimated recovery percentages.

16. Please include disclosure describing how you assess the economic viability of your mineral reserves.

17. Please revise your reserve table to identifying the primary mineral(s) or materials(s) associated with the mineral reserve.

Campbell J. Jones
Unimin Corporation
February 16, 2018
Page 4

18. Please forward to our engineer your technical reports for your Kasota, Minnesota; Troup, Texas; Tunnel City, Wisconsin; Nepton/Blue Mountain, Ontario; and Canoitas, Mexico mineral reserves pursuant to Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps,

- Description of your sampling and assaying procedures,

- Drill-hole maps showing drill intercepts,

- Representative geologic cross-sections and drill logs,

- Description and examples of your cut-off calculation procedures,

- Cutoff grades used for each category of your reserves and resources,

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves,

- A detailed description of your procedures for estimating reserves, and

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses.

  Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer, at (202) 551-3610.

19. We note your disclosure on page 271 that you have 38 processing facilities and 38 distribution facilities. Additionally we note that you have identified 30 properties with mineral reserves and that you briefly describe approximately 24 properties beginning on page 271. Further, you disclose that you have 38 active processing facilities, however the description under "Facilities" covers only 23 active properties. Please revise your disclosure to clarify the location and nature of your operations by reconciling these numbers. Considering the large number of processing and distribution facilities appropriate maps and tables showing mines, processing, transportation, and distribution facilities may facilitate your disclosure.

20. Please provide a brief description of each material property listed in your mineral reserve table, or advise.

21. We note your disclosure of capacities with the description of your facilities. Please revise to include annual production and/or utilization rates for each mine/facility. Please see Instructions 1 and 3 to Item 102 of Regulation S-K.

22. Please identify the segment for each mine/facility and identify any properties that are material to an individual segment pursuant to Instruction 3 to Item 102 of Regulation S-K.

Legal Proceedings, page 295

23. For each material product liability legal proceeding, please provide the information required by Item 103 of Regulation S-K, such as the name of the court in which the proceeding is pending and the amount of relief sought.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Unimin, page 296

Liquidity and Capital Resources, page 309

24. We note your disclosure here and on pages 167-168 that you expect to enter into a $1.65 billion term loan and a $200 million revolving credit facility with a group of banks led by Barclays. Please revise your liquidity disclosure to clarify when you intend to enter into such credit agreement and describe the proposed material terms of such agreement, including material restrictive covenants and applicable financial ratios.

Net Cash Provided by Operating Activities, page 310

25. Your revenue decreased by $379.4 million from 2015 to 2016. Please discuss in detail the underlying reasons for the $39.1 million increase in accounts receivable during 2016, including any changes in accounts receivable collection timing. Also, discuss the underlying reasons for the $110.1 million reduction in accounts receivable during the 2015 comparative period. Refer to Item 303(a)(1) of Regulation S-K.

Contractual Obligations Table, page 313

26. Please disclose your estimated interest payments on your long-term debt. Also, disclose any assumptions you made to derive these amounts. Refer to Item 303(a)(5) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 323

27. Please disclose the approximate dollar value of the amount involved in the transaction related to the Contribution Agreement. See Item 404(a)(3) of Regulation S-K.

Financial Statements of Unimin for the Years Ended December 31, 2016 and 2015

Consolidated Statements of Income (Loss), page F-4

28. Your revenue recognition policy disclosures on page F-9 indicate that you earn revenues from services you provide to your customers for logistics, such as transportation storage and transloading the product from railcars. Please separately state the amount of revenues derived from these services and related costs to comply with Rule 5-03(b)(1) and (2) of Regulation S-X. In addition, expand your discussion in management's discussion and analysis to explain the impacts of these revenues and related costs on your results of operations.

Notes to Consolidated Financial Statements

10. Income Taxes, page F-22

29. Please disclose the amount of undistributed earnings of your foreign subsidiaries, if any, as well as the unrecognized deferred tax liability associated with such undistributed earnings. Refer to ASC 740-30-50-2.

14. Related Party Transactions, page F-32

30. Please disclose the information required by ASC 850-10-50 and Rule 4-08(k) of Regulation S-X for related party transactions, including their nature and the related dollar amounts as of each balance sheet date and for each period presented. Examples of additional dollar amount disclosures include, but are not limited to, related party amounts for interest expense on debt for each period presented, services provided for each period presented, and receivables and payables as of each balance sheet date. Please also disclose the allocation method used for each material expense allocated to you by the Parent as required by SAB Topic 1.B.1.

15. Commitments and Contingencies, page F-33

31. Please revise your disclosures here, on page 295, and elsewhere in the filing to provide the detailed disclosures required by SAB Topic 5.Y and ASCs 450-20-50 and 410-30-50 regarding your silica-related litigation. Also, provide us the following:

- A rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, the number of new claims, the number of claims settled, and the ending number of claims.

- The average settlement amount for cases closed in each period.

- A rollforward of the accrual for these claims for each period presented.

Campbell J. Jones
Unimin Corporation
February 16, 2018
Page 7

- Explain in detail, if true, your basis for concluding under ASC 450 that it is not reasonably possible that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would not be material. If you are relying on insurance proceeds to reach this conclusion, tell us whether legal right of setoff exists and, if so, how you determined this.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Michael A. Levitt, Esq.
       Freshfields Bruckhaus Deringer US LLP